Mail Stop 4631

                                                            April 10, 2017

Via E-mail
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

       Re:     Bare Metal Standard, Inc.
               Post-Effective Amendment to Form S-1
               Filed March 29, 2017
               File No. 333-210321

Dear Mr. Bedal:

       We have reviewed your post-effective amendment and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notification of Status of Registration Statement, page 2

   1. You state that your company closed the offering on March 27, 2017. To the extent applicable, please amend to specify that you are deregistering unsold securities covered by this registration statement, including the amount of securities you are deregistering.

Signatures, page 2

   2. Please ensure that a majority of your board of directors signs in their capacity as directors the next amendment to your registration statement on Form S-1. See
Section 6(a) of the
      Securities Act of 1933 and General Instruction VI.C of Form S-1.
 James Bedal
Bare Metal Standard, Inc.
April 10, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at
(202) 551-3765
with any other questions.


                                                          Sincerely,

                                                          /s/ Pamela A. Long

                                                          Pamela A. Long
                                                          Assistant Director
                                                          Office of
Manufacturing and
                                                          Construction

cc:     Thomas C. Cook, Esq.